

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 20, 2006

Mr. Patrick W. Murphy
Vice President and Chief Financial Officer
Alico, Inc.
P.O. Box 338
La Belle, FL 33975

      Re: **Alico, Inc.**
                Form 10-K for the Fiscal Year Ended August 31, 2005
                Filed November 23, 2005
                Form 10-Q for the Quarterly Period Ended November 30, 2005
                Filed January 17, 2006
                File No. 000-00261

Dear Mr. Murphy:

We have reviewed your filing, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended August 31, 2005

Management's Discussion and Analysis, page 14

Disclosure of Contractual Obligations, page 30

1.   Your table of contractual obligations excludes the other non-current liability of $16,954,000. Revise your table to include the other non-current liability, or

include disclosure of why it is not considered a contractual obligation. See Item 303 of Regulation S-K for further guidance.

Financial Statements and Supplementary Data, page 34

Consolidated Statements of Operations, page 38

2.   We note that you present profit on the sale of real estate as a component of other income; and that for the years ended August 31, 2005, 2004 and 2003, profit on sale of real estate accounted for 59%, 73% and 79% of income before income tax respectively. Given the significance of these transactions to your income, please explain to us why these activities are not considered part of operations, and why real estate sales is not considered an operating segment that would require separate reporting under FAS 131.

Note 1 – Summary of Significant Accounting Policies, page 44

(u) Major Customers, page 50

3.   Please revise your disclosure to identify your major customers, or to make reference to other disclosure in your filing where such information resides; as required under Item 101(c)(1)(vii) of Regulation S-K.

Note 8 – Other Non-Current Liability, page 59

4.   We note your disclosure explaining that you recorded a contingent liability of $17 million at August 31, 2005 and August 31, 2004 "…for income taxes in the event of an IRS challenge." However, you then proceed to explain that you believe you can "successfully defend any such challenge," and that it is only possible that a successful challenge may be made by the IRS. Your assessment of the likelihood of loss, as indicated in these statements, suggest that your loss contingency accrual is contrary to the requirements set forth in paragraph 8 of SFAS 5, stipulating that an accrual be made only when the loss is both probable and reasonably estimable. In addition to the guidance in SFAS 5, we suggest that you read the literature in FIN 14, pertaining to the estimation and recognition of loss when a range of reasonably possible loss has been established. Given your disclosures, it appears that you may need to restate your financial statements to adjust the accrual, or if the disclosures are imprecise, to revise your disclosures to accurately convey your view of the likelihood of loss, as reflected by the amount of your accrual.

Note 10 – Employee Benefit Plans, page 61

5.   It appears that you may need to revise your document to include all of the disclosures required by FAS 132(R), and to provide the information described in paragraphs 9 through 10 in your interim reports on Form 10-Q.

Form 10-Q for the Quarterly Period Ended November 30, 2005

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

6.   Given your disclosure stating that your "…disclosure controls and procedures may not be effective…," it appears that your certifying officers have not reached a conclusion about whether your disclosure controls and procedures are effective or not effective. Please revise your disclosure to clearly present the conclusions regarding effectiveness of your disclosure controls and procedures reached by your certifying officers.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark A. Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief